July 23, 2019

Laila Cecilie Halvorsen
Chief Financial Officer
DHT Holdings, Inc.
Clarendon House
2 Church Street, Hamilton HM11
Bermuda

       Re: DHT Holdings, Inc.
           Form 20-F for the Year Ended December 31, 2018
           Filed March 28, 2019
           File No. 001-32640

Dear Ms. Halvorsen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure